Filed by Vignette Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: OnDisplay, Inc.
                                                   Commission File No. 000-28455

   VIGNETTE'S TENDER OFFER FOR ONDISPLAY CLOSES WITH MORE THAN 90% ACCEPTANCE

Austin, TX, July 5, 2000 - Vignette Corporation (Nasdaq: VIGN) today announced the expiration of the tender offer by its wholly owned subsidiary, Wheels Acquisition Corp., for all of the outstanding shares of OnDisplay, Inc. (Nasdaq:
ONDS) common stock at an exchange ratio of 1.58 shares of Vignette stock for each share of common stock of OnDisplay. The offer expired at 5:00PM New York time on Friday, June 30, 2000. All shares validly tendered and not properly withdrawn prior to expiration have been accepted for exchange and will be exchanged promptly for Vignette shares and for cash for fractional shares.

Approximately, 20,630,000 shares were tendered (excluding through notice of guaranteed delivery) in the offer prior to its expiration, which constitutes approximately 90.9% of the total number of outstanding shares of common stock of OnDisplay.

The pending merger of OnDisplay and Wheels Acquisition Corp, Vignette's merger subsidiary, will become effective as soon as practicable subject to the terms of the Agreement and Plan of Merger among Vignette, Wheels and OnDisplay. Once the pending merger becomes effective, OnDisplay will be a wholly owned subsidiary for Vignette.

About Vignette Corporation

Vignette Corporation is the leading supplier of eBusiness applications. Vignette's products enable businesses to create and extend relationships with prospects and customers and ease high-volume transaction exchanges with suppliers and partners, all of which enhances customer satisfaction. Vignette powers more than 650 leading eBusinesses. Headquartered in Austin, Texas, Vignette Corporation has offices located throughout Europe, Asia, and in Australia and can be found on the Web at http://www.vignette.com.